EXHIBIT 99.1

NewsRelease

King’s North Connection Project Receives NEB Approval

Toronto, Ontario – June 11, 2015 – TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced that the National Energy Board (NEB) recently issued its decision to the company to proceed with the King’s North Connection project as part of approximately $500 million in pipeline and facility expansions within the Eastern Triangle portion of the Canadian Mainline system.

“We are pleased that the NEB has approved our application for the King’s North Connection project. The approval of the application will allow TransCanada to move forward with this important facilities expansion, which will provide our customers with the flexibility to source growing supplies of Marcellus gas from the U.S. Northeast,” said Russ Girling, TransCanada's president and chief executive officer. “The approval of this project is a great milestone for our southern Ontario facilities expansion plan. We are committed to ensuring that we continue to provide diverse, reliable and economic sources of natural gas while minimizing our environmental footprint and impact to nearby residents and landowners.”

The project was developed in collaboration with Enbridge Gas Distribution and Union Gas Limited in an effort to ensure the most efficient design, development and construction of facilities for the area.  The project will connect a portion of new Enbridge Gas Distribution pipeline facilities with TransCanada’s existing Canadian Mainline system in Vaughan, Ontario. This cooperative strategy will optimize the provision of natural gas pipeline service required in the Greater Toronto Area while continuing to provide homes, businesses, schools and hospitals in Ontario and Eastern Canada with a safe and reliable source of natural gas.

The King’s North Connection project is part of the company’s $12 billion of small-to-medium sized projects that are expected to enter service by 2017. Beyond 2017, the company continues to advance a number of growth initiatives, including $34 billion of commercially secured projects. Expanding existing facilities allows the company to continuously explore new ways to help producers reach their market.

Construction of the King’s North Connection project is expected to cost approximately $220 million and is anticipated to be in-service by third quarter 2016.

TransCanada operates one of the largest natural gas pipeline systems in North America. The shifting supply and demand patterns for natural gas have led to opportunities for new projects to connect emerging supply basins with growing markets. The expansion of TransCanada’s southern Ontario facilities demonstrates how the company is responding to changing market needs, building new capacity to meet demand and maximizing the efficiency of the Canadian Mainline system.

With more than 60 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent's largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America's largest liquids delivery systems. TransCanada's common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2015 and 2014 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:
Mark Cooper/Davis Sheremata
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta/Lee Evans
403.920.7911 or 800.361.6522